UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPENDSMART PAYMENTS COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

848324208

(CUSIP Number of Common Stock Underlying Warrants)

Kim Petry

Chief Financial Officer

2680 Berkshire Pkwy, Suite 130

Des Moines, IA 50325

Phone: (866) 497-6081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Seth I. Rubin, Esq.

Ron Ben-Bassat, Esq.

Ruskin Moscou Faltischek, P.C.

1425 RXR Plaza, East Tower

Uniondale, New York 11556

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$11,193,357	$1,527

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 2,529,572 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012; and (ii) outstanding warrants to purchase 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s financing completed on July 19, 2012, June 20, 2012 and May 24, 2012; (iii) outstanding warrants to purchase 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011; and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010 The transaction value is calculated pursuant to Rule 0-11 using $4.425 per share of common stock, which represents the average of the high and low sales price of the common stock on June 3, 2013.

(2)	Calculated by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Exhibit TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is The SpendSmart Payments Company, a Colorado corporation (the “Company”). The address and telephone number of its principal executive offices are 2680 Berkshire Pkwy, Suite 130, Des Moines, IA 50325, telephone (866) 497-6081.

(b)	As of June 10, 2013 the Company has: (i) outstanding warrants to purchase an aggregate of 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012 (the “December Warrants”), of which 541,667 are exercisable at an exercise price of $7.50 per share (the “$7.50 December Warrants”) and 93,249 are exercisable at an exercise price of $9.00 per share (the “$9.00 December Warrants”); (ii) outstanding warrants to purchase an aggregate of 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on July 19, 2012, June 20, 2012, May 24, 2012 and March 31, 2012 (the “Investor Warrants”), of which 833,333 are exercisable at an exercise price of $7.50 per share (the “$7.50 Investor Warrants”) and 183,185 are exercisable at an exercise price of $9.00 per share (the “$9.00 Investor Warrants”); (iii) outstanding warrants to purchase an aggregate of 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011 (the “2011 Warrants”) of which 333,334 are exercisable at an exercise price of $7.50 per share (the “$7.50 2011 Warrants”) and 112,854 are exercisable at an exercise price of $9.00 per share (the “$9.00 2011 Warrants”); and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010 (the “2010 Warrants”), of which 125,000 are exercisable at an exercise price of $6.00 per share (the “$6.00 2010 Warrants”) and 306,950 are exercisable at an exercise price of $9.00 per share (the “$9.00 2010 Warrants”) (the $7.50 December Warrants, $7.50 Investor Warrants and the $7.50 2011 Warrants collectively referred to as the “$7.50 Original Warrants”, the “$9.00 December Warrants, $9.00 Investor Warrants, $9.00 2011 Warrants and $9.00 2010 Warrants collectively referred to as the “$9.00 Original Warrants”). The $9.00 Original Warrants, $7.50 Original Warrants and the $6.00 2010 Warrants are collectively referred to as the “Original Warrants”. Pursuant to the Offer to Amend and Exercise, the $9.00 Original Warrants will be amended to reduce the exercise price of the $9.00 Original Warrants from $9.00 per share to $2.25 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. In addition, pursuant to the Offer to Amend and Exercise the $7.50 Original Warrants will be amended to reduce the exercise price of the $7.50 Original Warrants from $7.50 per share to $2.25 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. Finally, pursuant to the Offer to Amend and Exercise the $6.00 2010 Warrants will be amended to reduce the exercise price of the $6.00 2010 Warrants from $6.00 per share to $2.25 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer to Amend and Exercise.

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As of June 10, 2013, the Company had: (i) 9,243,881 shares of common stock outstanding; (ii) outstanding warrants to purchase 8,653,184 shares of common stock (including, the Original Warrants); (iii) outstanding equity awards to purchase 960,000 shares of common stock issued pursuant to the Company’s 2011 Equity Incentive Plan; and (iv) outstanding equity awards to purchase 981,111 shares of common stock issued pursuant to the Company’s 2007 Equity Incentive Plan. In addition, the Company has reserved an additional 3,000,000 shares of common stock for issuance pursuant to the Company’s 2013 Equity Incentive Plan.

(c)

No trading market exists for the Original Warrants.

Our common stock trades publicly on the OTCQB under the symbol "BMPI."  The OTCQB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities.  The OTCQB securities are traded by a community of market makers that enter quotes and trade reports.  This market is extremely limited and any prices quoted may not be a reliable indication of the value of our common stock.  The following table sets forth the high and low bid prices per share of our common stock by the OTCQB for the periods indicated as reported on the OTCQB.  The share prices listed below have been adjusted to reflect the 1:15 reverse split of our common stock which was implemented on April 25, 2013. On June 3, 2013, the closing price of our common stock as reported on the OTCQB was $4.19 per share.

For the year ended September 30, 2013	High	Low
First Quarter	$6.30	$4.50
Second Quarter	6.15	4.95

For the year ended September 30, 2012	High	Low
Fourth Quarter	$13.50	$4.95
Third Quarter	7.95	3.15
Second Quarter	7.95	5.40
First Quarter	7.80	4.50

For the year ended September 30, 2011
Fourth Quarter	$8.40	$6.30
Third Quarter	7.65	5.85
Second Quarter	8.25	6.00
First Quarter	9.30	6.90

Our stock began trading on the OTC Bulletin Board under the symbol “IDED.OB” on October 18, 2007 and was later changed to “IDAE.OB” on March 12, 2008 and to “SCLW.OB” on May 13, 2009 and to “BMPI.OB” on June 13, 2011.  On July 23, 2012 our stock was moved form the OTC Bulletin Board to the OTCQB. On February 28, 2013 we changed our symbol to “SSPC”. On April 25, 2013, we implemented a reverse split of our common stock on a 1:15 basis. The quotes represent inter-dealer prices, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.  The trading volume of our securities fluctuates and may be limited during certain periods.  As a result of these volume fluctuations, the liquidity of an investment in our securities may be adversely affected.

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Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o The SpendSmart Payments Company, 2680 Berkshire Pkwy, Suite 130, Des Moines, IA 50325; telephone (866) 497-6081.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Age	Position
Michael R. McCoy	52	Chief Executive Officer and Chairman Board of Directors
William Hernandez	55	President
Kim Petry	44	Chief Financial Officer, Secretary and Treasurer
Isaac Blech	62	Director
Rob DeSantis	48	Director
Joseph Proto	56	Director
Cary Sucoff	60	Director
Patrick M. Kolenik	61	Director
Jesse Itzler	44	Director
Brian Thompson	45	Director
Ka Cheong Christopher Leong	63	Director

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)

See Item 9 below for a description of the Company’s retention of Maxim Group, LLC to serve as the Warrant Agent for the Offer to Amend and Exercise.

The Company entered into Registration Rights Agreements with: (i) the holders of the December Warrants on December 13, 2012 and November 30, 2012; (ii) the holders of the Investor Warrants on March 31, 2012, May 24, 2012, June 20, 2012 and July 19, 2012; (iii) the holders of the 2011 Warrants on October 21, 2011 and November 21, 2011; and (iv) the holders of the 2010 Warrants on November 16, 2010. Copies of the Form of Registration Rights Agreement relating to the December Warrants, Investor Warrants, 2011 Warrants and 2010 Warrants are attached as Exhibits d(2), d(3), d(4) and d(5) respectively to this Schedule TO.

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Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Information about the purposes of the transaction is found under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)	The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Offer to Amend and Exercise, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

•      Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of June 10, 2013, the Company had 9,243,881 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 2,529,572 shares of common stock. Assuming all Original Warrants are exercised, the Company’s outstanding shares of common stock would increase to 11,773,453, with the shares issued upon exercise of the Original Warrants representing 21.5% of the then outstanding shares of common stock.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	As of June 10, 2013 there are outstanding Original Warrants to purchase an aggregate of 2,529,572 shares of common stock. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Total
Ka Cheong Christopher Leong (1)	Director	333,333	13.2%

(1)	Represents $7.50 Original Warrants acquired on June 20, 2012 by Transpac Investments Limited. Mr. Leong is President of Transpac Investments Limited.

Except as set forth above, none of the Company’s other executive officers, directors or control persons hold Original Warrants.

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(b)	Except with respect to the Warrant Agent Agreement described in Item 9 below, none of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)

The Company has retained Maxim to act as its warrant agent for the Offer to Amend and Exercise pursuant to a Warrant Agent Agreement, attached as Exhibit d(1) to its Schedule TO. Maxim, in accordance with the terms of the Engagement Agreement, shall use reasonable commercial efforts to contact holders of the Original Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Amend and Exercise. Maxim will receive a fee equal to 6% of the cash exercise prices paid by holders of the Original Warrants who participate in the Offer to Amend and Exercise. In addition, the Company has agreed to reimburse Maxim for its reasonable attorney’s fees up to $15,000, and reasonable out-of-pocket expenses up to $5,000. The Company has agreed to indemnify Maxim against certain liabilities in connection with the Offer to Amend and Exercise, including certain liabilities under the federal securities laws.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Offer to Amend and Exercise without additional compensation.

Item 10.	FINANCIAL STATEMENTS.

(a)	The Company’s financial statements are incorporated herein by reference:

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 17, 2013;
•	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, filed with the SEC on February 13, 2013; and
•	Annual Report on Form 10-K for the fiscal year ended September 30, 2012, filed with the SEC on December 26, 2012.

The full text of the Quarterly Report on Form 10-Q and the Annual Report on Form 10-K, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the Commission’s website at www.sec.gov. In addition, the Company makes available, free of charge on its website all filings that are made electronically with the SEC. These materials can be found in the “Investors” section of the Company’s website at www.organovo.com, by clicking the “SEC Filings” link. Copies of our SEC filings are also available without charge upon written request addressed to: The SpendSmart Payments Company, Attn: Corporate Secretary, 2680 Berkshire Pkwy, Suite 130, Des Moines, IA 50325, telephone (866) 497-6081.

Our net tangible book value as of September 30, 2012 was approximately $3,336,271, or approximately $0.03 per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of September 30, 2012.

(b)	The information required to be furnished by Item 1010(b) of Regulation M-A is not material to the present offering.

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Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(b)	Not applicable.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise

	(1)(C)	Form of Election to Participate and Exercise Warrant

	(1)(D)	Form of Notice of Withdrawal

	(1)(E)	Form of Amended $7.50 December Warrant

	(1)(F)	Form of Amended $9.00 December Warrant

	(1)(G)	Form of Amended $7.50 Investor Warrant

	(1)(H)	Form of Amended $9.00 Investor Warrant

	(1)(I)	Form of Amended $7.50 2011 Warrant

	(1)(J)	Form of Amended $9.00 2011 Warrant

	(1)(K)	Form of Amended $6.00 2010 Warrant

	(1)(L)	Form of Amended $9.00 2010 Warrant

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	(5)(A)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 (as filed with the SEC on May 17, 2013 and incorporated herein by reference)

	(5)(B)	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012 (as filed with the SEC on February 13, 2013 and incorporated herein by reference)

	5(C)	Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (as filed with the SEC on December 26, 2012 and incorporated herein by reference)

	(5)(D)	Form of December Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.73 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 14, 2012)

	(5)(E)	Form of Investor Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.66 to the Company’ Current Report on Form 8-K, as filed with the SEC on July 20, 2012)

	(5)(F)	Form of 2011 Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.58 to the Company’ Current Report on Form 8-K, as filed with the SEC on November 25, 2011)

	(5)(G)	Form of 2010 Warrant of The SpendSmart Payments Company (incorporated by reference to Exhibit 10.34 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)

(b)		Not applicable.

(c)		Not applicable.

(d)	(1)	Warrant Agent Agreement, dated June 5, 2013, by and between the Company and Maxim Group, LLC

	(2)	Form of Registration Rights Agreement relating to the December Warrants (incorporated by reference to Exhibit 10.75 to the Company’ Current Report on Form 8-K, as filed with the SEC on December 14, 2012)

	(3)	Form of Registration Rights Agreement relating to the Investor Warrants (incorporated by reference to Exhibit 10.67 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 20, 2012).

	(4)	Form of Registration Rights Agreement relating to the 2011 Warrants (incorporated by reference to Exhibit 10.60 to the Company’ Current Report on Form 8-K, as filed with the SEC on November 25, 2011)

	(5)	Form of Registration Rights Agreement relating to the 2010 Warrants (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K, as filed with the SEC on November 22, 2010)

(e)		None.

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(f)	None.

(g)	None.

(h)	Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SPENDSMART PAYMENTS COMPANY

By:	/s/ Michael R. McCoy
Name:	Michael R. McCoy
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: June 10, 2013

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